TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD INTERSECTS MINERALIZATION ALONG STRIKE OF THE SARAMACCA DEPOSIT
AND REPORTS FIRST DRILL RESULTS FROM BROKOLONKO

Toronto, Ontario, November 8, 2018 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today provided an update from its ongoing 2018 exploration drilling program along the Saramacca – Brokolonko trend, located 25 kilometres southwest of its Rosebel Gold Mine (“RGM”) in Suriname.

With the declaration of mineral reserves at the Saramacca deposit (see news release dated September 23, 2018) the Company has been conducting exploration drilling in selected target areas along the Saramacca – Brokolonko trend with the objective to discover additional zones of mineralization. The Company is reporting results from 27 drill holes, totaling 4,643 metres, completed in 2018 to the northwest along strike of the Saramacca deposit, and results from relevant reconnaissance drilling and surface trenching carried out between 2014 and 2016 on the adjacent Sarafina-Moeroekreek concession. Reconnaissance drill holes and trenches reported herein consist of 16 holes, totaling 2,415 metres, and four trenches with a total length of 206 metres. Results from a further 45 drill holes, totaling 7,069 metres, completed in 2018 to test exploration targets on the Brokolonko concession are also disclosed.

Assay intersections relating to this release are provided in Tables 1, 2 and 3.

Saramacca Concession:

Mineralization representing a potential new zone has been intersected by wide spaced drilling approximately 400 metres northwest along strike of the Saramacca deposit extending for at least 1,200 metres of strike length to the northwest onto the adjacent Sarafina - Moeroekreek concession.

Highlights from the 2018 exploration program on Saramacca include:

•	SMDD18-288: 10.5 metres grading 1.38 g/t Au

•	SMDD18-290: 7.5 metres grading 1.11 g/t Au
and 6.0 metres grading 3.90 g/t Au

•	SMDD18-291: 7.5 metres grading 4.58 g/t Au
and 10.5 metres grading 1.73 g/t Au

•	SMDD18-292: 16.5 metres grading 1.12 g/t Au

•	SMDD18-298: 16.8 metres grading 1.03 g/t Au

Highlights from the 2014- 2016 program on Sarafina - Moeroekreek include:

•	MODD14-02: 12.8 metres grading 2.74 g/t Au

•	MODD14-06: 10.5 metres grading 0.93 g/t Au
and 10.5 metres grading 1.32 g/t Au

•	MODD14-07: 4.5 metres grading 3.07 g/t Au

Brokolonko Concession:

Drilling has confirmed the presence of mineralization in the bed rock associated with an aerially extensive, historic auger geochemical anomaly and the site of widespread small-scale mining. Highlights include:

•	BKDD18-009: 9.0 metres grading 0.96 g/t Au

•	BKDD18-014: 3.0 metres grading 5.69 g/t Au
and, 13.5 metres grading 0.51 g/t Au

•	BKDD18-015: 1.5 metres grading 22.82 g/t Au

•	BKDD18-019: 1.1 metres grading 88.55 g/t Au

•	BKRC18-003: 8.0 metres grading 1.17 g/t Au

•	BKRC18-018: 26.0 metres grading 0.59 g/t Au

•	BKRC18-019: 4.0 metres grading 1.35 g/t Au
and, 6.0 metres grading 2.72 g/t Au

(Figures 1 and 2 show drill hole plan maps for the Saramacca and Brokolonko concessions)

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, “While still early days, our ongoing exploration efforts targeting new areas along the Saramacca – Brokolonko trend are already delivering encouraging results and confirm the regional potential for further discoveries. These initial results suggest the presence of a potential new zone of mineralization along strike of the Saramacca deposit, and have also yielded the first indications of gold bearing structures on the highly prospective Brokolonko concession.”

Added Steve Letwin, IAMGOLD’s President and CEO, “I can’t begin to say how excited I am with the steady progress that’s being made towards expanding resources at Saramacca. The continuation of positive results on the property, and now for the first time at Brokolonko further validate our strategy to transform Rosebel.”

2018 Exploration and Development Program

Exploration activities at the Saramacca Project culminated with the declaration of reserves in the third quarter 2018. As at September 23, 2018, Saramacca hosted estimated mineral reserves, on a 100% basis, comprising proven and probable reserves of 26.5 million tonnes, grading 1.8 g/t Au for 1.54 million ounces of contained gold. Also on a 100% basis, indicated resources (inclusive of reserves) were estimated at 27.9 million tonnes, grading 2.0 g/t Au for 1.76 million ounces of gold, and inferred resources, on a 100% basis, of 11.8 million tonnes, grading 0.7 g/t Au for 273,000 ounces of gold. (see news release dated September 23, 2018).

An Environmental and Social Impact Study (“ESIA”) to support permitting has been submitted to Surinamese environmental regulators, and ongoing technical studies at various levels of advancement, ranging from pre-feasibility to detailed engineering continue. Construction has been initiated for various elements of the Project. Firm orders have been placed for the acquisition of the mine haulage fleet, and the haul road between the Saramacca deposit and RGM is currently in the final phases of detailed engineering. On-going optimization studies including pit slope dewatering, slope design improvements and metallurgical testing to further optimize recoveries will continue in the fourth quarter 2018. The Saramacca Project is on track, with mining expected to commence in the second half of 2019.

Exploration drilling will continue to evaluate the resource potential of the new zone located northwest along strike of the Saramacca deposit, as well as to evaluate the underground potential of high-grade mineralization previously intersected below the current Saramacca resource pit shell. Regionally, exploration activities are continuing to explore the highly prospective Saramacca – Brokolonko trend for additional zones of mineralization and to evaluate the resource potential of new discoveries as merited.

About the Saramacca – Brokolonko Projects

The Saramacca – Brokolonko concessions are strategically located approximately 25 to 30 kilometres southwest of the RGM milling facility, which, together with the Sarafina - Moeroekreek concession, cover approximately 24 kilometres of the regional northwest trending Saramacca shear zone which hosts the Saramacca deposit and is believed to be an important deformation zone for the localization of gold mineralization.

The concessions fall within the “UJV” area as defined in an Agreement with the Government of Suriname announced on April 15, 2013. The Agreement commits the parties to establishing a joint venture growth vehicle under which RGM would hold a 70% participating interest and the Government will acquire a 30% participating interest on a fully-paid basis.

Qualified Persons and Technical Information

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The "Qualified Person" responsible for the supervision of the preparation, verification and review of the technical information in this release is Caroline Laplante, P. Geo., Country Exploration Manager of the regional exploration team at the Rosebel Gold Mine in Suriname. She is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person.

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

The sampling of, and assay data from, drill core and surface grab and trench chip samples are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the Rosebel mine site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to three meters depending on the geological observations with the majority of samples being one and a half metres in length.

RC samples (5 5/8’’ bit) are collected using a cone splitter, weighted at the rig with chip samples taken from the material for geological description and future reference.

Samples are transported in sealed bags to FILAB in Paramaribo, Suriname, an independent commercial representative lab of ALS with an ISO 9001 (2015) certification. Samples are weighed and coarse crushed to <2.5 mm, and 350-450 grams is pulverized to 85% passing <100 μm. Samples are analyzed for gold using standard fire assay technique with a 50 gram (or 30 gram for 2014-2016 recon work in Moeroekreek) charge and an Atomic Absorption (AA) finish, and since phase II 2017 a gravimetric finish when grade exceeds 5 ppm. IAMGOLD inserts blanks and certified reference standard for quality control. All results stated in this announcement have passed IAMGOLD quality assurance and quality control protocols.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “will”, “should”, “continue”, “expect”, “estimate”, “believe”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile’s website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/accueil/default.aspx.

Table 1: Diamond Drill Hole Assay Results from the 2018 Saramacca Exploration Drilling Program

HOLE-ID	Local UTM grid, Zone 21 N			End of hole (m)	Azimuth (°)	Dip (°)	From (m)	To (m)	Interval (m)	True Width (m)	Au (g/t)
	Easting	Northing	Elev.
SMDD18-275	677949	545167	70.536	258.0	215	-50	202.5	206.6	4.10	3.16	0.34
SMDD18-276	677992	545194	68.023	204.0	35	-50	133.5	136.5	3.0	1.87	5.71
SMDD18-277	678377	544907	170.767	294.0	35	-50	0	22.5	22.5	12.72	0.74
SMDD18-277							61.0	67.5	6.5	3.74	0.71
SMDD18-278	678970	543927	361.165	126.0	35	-50	0.00	10.50	10.50	5.81	0.41
SMDD18-279	679384	543299	359.100	150.0	35	-50	No significant interval
SMDD18-280	679345	543245	347.864	153.0	35	-50	No significant interval
SMDD18-281	679317	542858	431.806	180.0	35	-50	151.5	157.50	6.00	3.05	0.55
SMDD18-282	679373	542935	413.146	165.0	35	-50	58.5	67.50	9.00	4.45	1.02
SMDD18-283	677834	545354	108.089	150.0	215	-50	No significant interval
SMDD18-284	677835	545353	108.103	156.0	35	-50	No significant interval
SMDD18-285	677793	545300	114.322	150.0	215	-50	127.0	133.50	6.50	4.62	2.75
SMDD18-286	677997	545054	115.134	219.0	215	-50	178.5	184.50	6.00	4.12	1.34
SMDD18-287	677142	545761	289.82	151.5	35	-50	No significant interval
SMDD18-288	677201	545826	274.33	196.5	35	-50	156.0	166.5	10.50	5.80	1.38
SMDD18-289	677245	545889	268.62	192.0	35	-50	85.50	88.50	3.00	1.62	0.87
SMDD18-290	677304	545991	257.32	160.5	35	-50	54.00	61.50	7.50	4.27	1.11
							66.00	72.00	6.00	3.41	3.90
							151.5	156.00	4.50	2.52	1.79
SMDD18-291	677354	546071	243.64	165.0	35	-50	28.50	36.00	7.50	4.08	4.58
							49.50	52.50	3.00	1.64	2.79
							66.00	76.50	10.50	5.70	1.73
							91.50	96.00	4.50	2.45	0.78
							118.5	121.50	3.00	1.62	1.04
							133.5	138.00	4.50	2.43	0.49
SMDD18-292	677411	546149	216.59	150.0	35	-50	34.50	51.00	16.50	9.05	1.12
SMDD18-293	677604	545728	218.02	157.5	35	-50	94.50	97.60	3.10	1.60	0.45
SMDD18-294	677557	545661	256.60	153.0	35	-50	79.50	82.50	3.00	1.60	0.96
SMDD18-295	677505	545591	253.25	154.5	35	-50	15.00	18.00	3.00	1.64	0.81
SMDD18-296	677440	545503	236.95	180.0	35	-50	121.5	124.50	3.00	1.62	1.36
							159.0	162.00	3.00	1.68	0.72
SMDD18-297	677393	545434	250.24	150.0	35	-50	No significant interval
SMDD18-298	677596	545351	219	150.0	35	-50	76.50	81.00	4.50	2.45	0.67
							87.00	103.80	16.80	8.72	1.03
SMDD18-299	677636	545431	178	150.0	35	-50	No significant interval
SMDD18-300	677685	545502	192	150.0	35	-50	No significant interval
SMDD18-301	677745	545577	187	177.0	35	-50	No significant interval

Notes:
1. Drill hole intercepts are calculated using a 0.30 g/t Au assay cut-off and 3m minimum length, with no assay capping.
2. True widths are estimated from intersected geometries.

Table 2: Diamond and Reverse Circulation Drill Hole and Surface Exploration Trench Assay Results from the 2014- 2016 Exploration Program on Sarafina - Moeroekreek Concession.

Moeroekreek (Tigri) Exploration DDH Drilling, years 2014-2015
HOLE-ID	Local UTM grid, Zone 21 N			End of hole (m)	Azimuth (°)	Dip (°)	From (m)	To (m)	Interval (m)	True Width (m)	Au (g/t)
	Easting	Northing	Elev.
MODD14-01	677251	546390	122	54.0	215	-50	No significant interval
MODD14-02	677188	546311	165	156.0	35	-50	3.0	6.0	3.0	1.64	0.33
							53.25	66.0	12.75	6.96	2.74
MODD14-03	677320	546541	65	150.0	35	-50	No significant interval
MODD14-04	677053	546753	93	153.0	35	-50	No significant interval
MODD14-05	677015	546678	126	150.0	35	-50	No significant interval
MODD14-06	677187	546311	165	150.0	215	-50	18.0	28.5	10.5	7.06	0.93
							80.5	84.0	3.5	2.35	0.49
							103.0	113.5	10.5	7.11	1.32
MODD14-07	676953	546604	130	153.0	35	-50	117.0	121.5	4.5	2.46	3.07
MODD14-08	676905	546526	133	153.0	35	-50	46.5	54.0	7.5	4.01	0.47
							90.0	94.5	4.5	2.40	0.46
MODD14-09	676862	546452	172.8	177.0	35	-50	130.0	134.0	4.0	2.16	0.25
MODD14-10	676813	546385	177	162.0	35	-50	No significant interval
MODD14-11	676753	546308	183	156.0	35	-50	No significant interval
MODD15-18	677094	546485	145	153	35	-50	52.5	55.5	3.0	1.46	0.87
							81.0	84.0	3.0	1.47	1.96
MODD15-19	677050	546407	135	183	35	-50	No significant interval
MODD15-20	676999	546345	104	165	35	-50	No significant interval
Moeroekreek (Tigri) Exploration RC Drilling, year 2015
HOLE-ID	Local UTM grid			End of hole (m)	Azimuth (°)	Dip (°)	From (m)	To (m)	Interval (m)	True Width (m)[3]	Au (g/t)
	Easting	Northing	Elev.
MORC15-25	677300	546478	99	150	35	-50	No significant interval
MORC15-26	677294	546465	85	150	215	-50	No significant interval
Moeroekreek (Tigri) Exploration Trenches, year 2016
HOLE-ID	Local UTM grid			Length (m)	Azimuth (°)	Dip (°)	From (m)	To (m)	Interval (m)	True Width (m)[3]	Au (g/t)
	Easting	Northing	Elev.
MOTR16-11	677112	546271	153.53	80			10.0	14.0	4.0	3.65	0.62
							48.0	52.0	4.0	3.66	7.76
							56.0	66.0	10.0	9.07	3.34
							70.0	74.0	4.0	3.59	0.87
MOTR16-12	677260	546450	88.01	62			No significant interval
MOTR16-13	677406	546615	101.69	24			No significant interval
MOTR16-14	677353	546625	93	40			No significant interval

Notes:
1) The 2014-2016 drill hole and trench intercepts are uncapped with no minimal length applied.

Table 3: Diamond and Reverse Circulation Drill Hole Assay Results from the 2018 Brokolonko Drilling Program.

Brokolonko Exploration DDH Drilling, year 2018 (*)
HOLE-ID	Local UTM grid, Zone 21 N			End of hole (m)	Azimuth (°)	Dip (°)	From (m)	To (m)	Interval (m)	True Width (m)	Au (g/t)
	Easting	Northing	Elev.
BKDD18-001	661100	555780	108.22	150	30	-50	3.60	7.50	3.90	2.22	0.51
BKDD18-002	661148	555865	88.03	171	30	-50	159.0	163.5	4.50	2.76	1.87
BKDD18-003	661327	555764	60.79	153	30	-50	No significant interval
BKDD18-004	661082	555332	64.15	165	30	-50	No significant interval
BKDD18-005	661173	555499	73.58	159	30	-50	0.0	3.0	3.0	1.71	0.50
BKDD18-006	661208	555579	78.68	180	30	-50	No significant interval
BKDD18-007	661273	555671	59.34	150	30	-50	0.0	7.50	7.50	4.27	0.43
BKDD18-008	661234	555240	50.37	150	30	-50	No significant interval
BKDD18-009	661126	555422	63.39	150	30	-50	127.5	136.5	9.0	5.11	0.96
BKDD18-010	661369	555322	57.94	150	30	-50	0.0	3.0	3.0	1.71	0.37
							117.2	122.9	5.7	3.32	0.35
							130.5	133.5	3.0	1.76	0.52
BKDD18-011	661402	555441	53.05	171	30	-50	6.0	9.0	3.0	1.74	0.38
							147.0	150.0	3.0	1.73	0.95
BKDD18-012	661536	555309	95.64	150	30	-50	54.0	60.0	6.0	3.10	0.49
BKDD18-013	661471	555230	77.08	150	30	-50	46.5	52.5	6.0	3.43	0.19
BKDD18-014	661427	555140	48.08	180	30	-50	72.0	75.0	3.0	1.92	5.69
							151.5	165.0	13.5	8.22	0.51
BKDD18-015**	662100	555112	65.90	213	30	-50	148.5	150.0	1.5		22.82
BKDD18-016	662048	555023	70.62	180	30	-50	No significant interval
BKDD18-017	661996	554943	62.50	150	30	-50	No significant interval
BKDD18-018	661950	554855	50.28	159	30	-50	No significant interval
BKDD18-019**	661897	554769	47.47	153	30	-50	47.0	48.1	1.1		88.55
BKDD18-020	661718	554840	48.34	150	30	-50	No significant interval
BKDD18-021	661544	554924	48.92	179	30	-50	No significant interval
BKDD18-022	661769	554931	51.95	180	30	-50	No significant interval
BKDD18-023	661820	555008	74.90	183	30	-50	0.0	6.0	6.0	3.44	0.69
BKDD18-024	661659	555158	72.09	171	30	-50	0.0	7.5	7.5	4.29	0.24
BKDD18-025	661661	555160	72.12	180	210	-50	9.0	15.0	6.0	4.24	0.29
Brokolonko Exploration RC Drilling, year 2018
HOLE-ID	Local UTM grid, Zone 21 N			End of hole (m)	Azimuth (°)	Dip (°)	From (m)	To (m)	Interval (m)	True Width (m)	Au (g/t)
	Easting	Northing	Elev.
BKRC18-001	660361	554901	51.13	130.0	30	-50	50.00	54.00	4.00	2.42	0.46
BKRC18-002	660409	554980	39.93	128.0	30	-50	No significant interval
BKRC18-003	660356	555301	105.16	150.0	30	-50	16.0	24.0	8.0	4.84	1.17
							30.0	44.0	14.0	8.28	0.40
							54.0	60.0	6.0	3.59	0.42
BKRC18-004	660304	555223	64.72	150.0	30	-50	No significant interval
BKRC18-005	660173	555347	53.56	150.0	30	-50	32.0	46.0	14.0	8.54	0.49
							54.0	68.0	14.0	8.57	0.48
							76.0	84.0	8.0	4.96	0.91
BKRC18-006	660113	555272	46.49	134.0	30	-50	No significant interval
BKRC18-007	660218	555445	66.43	150.0	30	-50	No significant interval
BKRC18-008	660458	555071	53.86	150.0	30	-50	No significant interval
BKRC18-009	660508	555145	52.81	150.0	30	-50	52.0	56.0	4.0	2.32	0.97
BKRC18-010	660545	555232	55.60	150.0	30	-50	No significant interval
BKRC18-011	660649	555015	87.33	150.0	30	-50	38.0	44.0	6.0	3.66	0.71
BKRC18-012	660748	555076	110.74	150.0	30	-50	No significant interval
BKRC18-013	660782	555171	124.36	150.0	30	-50	102.0	108.0	6.0	3.37	0.31
BKRC18-014	660805	555255	108.23	150.0	30	-50	6.0	18.0	12.0	7.38	0.50
BKRC18-015	660374	555403	103.52	150.0	30	-50	28.0	32.0	4.0	2.50	1.10
							36.0	40.0	4.0	2.52	0.33
							44.0	48.0	4.0	2.54	0.54
BKRC18-016	660752	555585	113.13	150.0	30	-50	No significant interval
BKRC18-017	660809	555662	115.97	150.0	30	-50	No significant interval
BKRC18-018	660954	555528	122.53	150.0	30	-50	90.0	116.0	26.0	17.45	0.59
BKRC18-019	660999	555614	112.71	150.0	30	-50	122.0	126.0	4.0	2.59	1.35
							132.0	138.0	6.0	3.88	2.72
							142.0	148.0	6.0	3.88	0.83
BKRC18-020	661053	555698	96.45	150.0	30	-50	0.0	8.0	8.0	4.71	0.92

Notes:
1) Drill hole intercepts are calculated using a 0.30 g/t Au assay cut-off and 3m minimum length.
2) Intercepts with a value of ≥ 5g/t have been analyzed by gravimetric and included in the table.
3) True widths are estimated from intersected geometries considering a 125/85 structure.
4) No minimal length applied to BKDD18-015 and BKDD18-019

Figure 1: Saramacca Northwest Extension Drill Hole Plan with Significant Intersects

MODD15-18
3.0m at 0.87 g/t Au
3.0m at 1.96 g/t Au
MODD14-07
4.5m at 3.07 g/t Au
MODD14-06
10.5m at 0.93 g/t Au
10.5m at 1.32 g/t Au
MODD14-02
12.75m at 2.74 g/t Au
MOTR16-11 (trench)
4.0m at 0.62 g/t Au
4.0m at 7.76 g/t Au
10.0m at 3.34 g/t Au
4.0m at 0.87 g/t Au
Moeroekreek concession
Saramacca concession
SMDD18-291
7.5m at 4.58 g/t Au
3.0m at 2.79 g/t Au
10.5m at 1.73 g/t Au
4.5m at 0.78 g/t Au
3.0m at 1.04 g/t Au
SMDD18-292
16.5m at 1.12 g/t Au
SMDD18-290
7.5m at 1.11 g/t Au
6.0m at 3.90 g/t Au
4.5m at 1.79 g/t Au
SMDD18-289
3.0m at 0.87 g/t Au
SMDD18-288
10.5m at 1.38 g/t Au
SMDD18-276
3.0m at 5.71 g/t Au
SMDD18-286
6.0m at 1.34 g/t Au
SMDD18-277
22.5m at 0.74 g/t Au
6.5m at 0.71 g/t Au
SMDD18-294
3.0m at 0.96 g/t Au
SMDD18-295
3.0m at 0.81 g/t Au
SMDD18-296
3.0m at 1.36 g/t Au
3.0m at 0.72 g/t Au
SMDD18-298
4.5m at 0.67 g/t Au
16.8m at 1.03 g/t Au
SMDD18-285
6.5m at 2.75 g/t Au
IAMGOLD DRILLHOLES
2018 DDH
DDH (PREVIOUSLY DRILLED)
RC (PREVIOUSLY DRILLED)
GEOLOGY
Main fault zone (Main Mineralization)
Tuff
Pillow basalt
Amygdaloidal basalt
Massive basalt
PIT OUTLINE
Planned pit 1500$
CONCESSION
Saramacca-Moeroekreek concession boundary
0
0.5
Kilometer
Scale 1:10,000
N

Figure 2: Brokolonko Drill Hole Plan with Significant Intersects from Year 2018 Drilling Program